EXHIBIT (12)

HELLER FINANCIAL, INC.

COMPUTATION OF RATIO OF EARNINGS
TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	1999		1998		1997		1996		1995
	(dollar amounts in millions)
Net income before income taxes and minority interest	$ 439		$290		$233		$183		$181
Add-Fixed charges
Interest and debt expense	685		624		516		452		464
One-third of rentals	10		11		8		7		7

Total fixed charges	695		635		524		459		471

Net income as adjusted	1,134		925		757		642		652

Ratio of earnings to fixed charges	1.63	x	1.46	x	1.44	x	1.40	x	1.38	x

Preferred stock dividends on a pre-tax basis	$ 44		$ 31		$ 21		$ 13		$ 14
Total combined fixed charges and preferred stock dividends	739		666		545		472		485
Ratio of earnings to combined fixed charges and preferred stock dividends	1.53	x	1.39	x	1.39	x	1.36	x	1.34	x

          For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividends, earnings includes income before income taxes, minority interest and fixed charges. Combined fixed charges and preferred stock dividends includes interest on all indebtedness, one third of annual rentals (approximate portion representing interest) and preferred stock dividends on a pre-tax basis.